September 22, 2009

Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	U.S. Energy Corp.
Supplemental Response to September 8, 2009 Comment Letter
File Number 000-06814:
Form 10-K for the Fiscal Year Ended December 31, 2008 (filed March 13, 2009)
Form 10-K/A for the Fiscal Year ended December 31, 2008 (filed April 2, 2009)
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (Filed May 8, 2009)

Dear Ms. Lam:

We are in receipt of your above referenced letter relating to the Form 10-K and 10-K/A for the year ended December 31, 2008 and Form 10-Q for the Quarter ended March 31, 2009 for U.S. Energy Corp.  Please find below the text of staff comments and our proposed responses.

Overview.  If you find the responses to accounting comments satisfactory, we propose to include similar disclosures in periodic reports going forward.  We submit that the changes in disclosure are not so substantial as to require amending the last 10-K and the first quarter 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note B – Summary of Significant Accounting Policies, page 72

Oil and Gas Properties, page 75

1.
We note your revised disclosure responding to prior comment 2 regarding your ceiling test computation.  Please further expand your disclosure to distinguish the details between points (B) and (C) of Rule 4-10(c)(4)(i)of Regulation S-X.

Additionally, tell us the extent your accounting would need to change and the impact on your financial statements to comply with the ceiling test requirements under Rule 4-10(c)(4)(i) of Regulation S-X.

United States Securities and
Exchange Commission
September 22, 2009

Full cost pool capitalized costs are amortized over the life of production of proven properties.  Capitalized costs at June 30, 2009 and December 31, 2008 which were not included in the amortized cost pool were $3.2 million and $3.0 million, respectively.  These costs consist of seismic costs that are being analyzed for potential drilling locations as well as land costs and are related to unproved properties.  No capitalized costs related to unproved properties are included in the amortization base at June 30, 2009 and December 31, 2008.  It is anticipated that these costs will be added to the full cost amortization pool in the next two years as properties are evaluated, drilled or abandoned.

As indicated in our response to comment 3, we will expand our disclosures in the third quarter Form 10-Q and the 2009 Form 10-K to include the above explanations.

As no impairment existed at December 31, 2008, our accounting at December 31, 2008 would not change and there would be no impact on the financial statements (please see response to comment 2 below).

Long-lived Assets, page 75

2.
We note your response to prior comment 3, explaining the assumptions you used to assess the impairment of your long-lived assets and your impairment assessment results for the first and second quarters of 2009.  Please also address how you reached no impairment conclusion on your oil and gas properties under the full cost ceiling test as of December 31, 2008, as requested in our prior comment 3, noting that your standardized measure of discounted future net cash flows relating to proved oil and gas reserves of $3.3 million as disclosed on page 88 is significantly less than your oil and gas properties capitalized cost balance of $7.9 million as disclosed on page 86.

In applying the full cost method, the Company performs an annual and quarterly ceiling tests on the cost center properties whereby the net cost of natural gas and oil properties, net of related deferred income taxes (“net cost”), is limited to the sum of the estimated future net revenues from proved reserves using prices in effect at the end of the period held constant, discounted at 10%, and the lower of cost or fair value of unproved properties (“ceiling”). If the net cost exceeds the ceiling, an impairment loss is recognized for the amount by which the net cost exceeds the ceiling and is shown as a reduction in natural gas and oil properties.

United States Securities and
Exchange Commission
September 22, 2009

As disclosed on page 88 of the Form 10-K for the fiscal year ended December 31, 2008, our estimated future net revenues from proved reserves discounted at 10% and net of estimated income tax effects is $3.3 million.  In the ceiling test certain adjustments to future discounted net revenues are made to this amount to account for differences in the calculation of future income taxes.  As disclosed on page 86, unproved properties at December 31, 2008 is $3.0 million, which is less than the estimated fair value of such unproved properties.  Finally, the full cost pool is adjusted for related deferred income taxes as recorded within the financial statements.  The total of the unproved properties and the estimated discounted future net revenues is compared to total costs capitalized of $7.9 million (as adjusted for related deferred income taxes).  Based on the Company’s calculation, no impairment existed on the Company’s oil and gas properties at December 31, 2008.

Supplemental Financial Information on Oil and Natural Gas Exploration, Development and Production Activities

Capitalized Costs, page 86

3.
We note your response to prior comment 4, asking us to refer to your response to prior comment 1.  Please note that our prior comment 4 requested disclosures about unproved oil and gas properties for which costs are excluded from amortization and which are required under Rule 4-10(c)(7)(ii) of Regulation S-X, rather than about mineral properties that you addressed in response to prior comment 1.  We re-issue prior comment 4.

Prior comment 4:  Please provide the disclosures required under Rule 4-10(c)(7)(ii) of Regulation S-X, including the description and current status of unproved properties for which costs are excluded from amortization, and the anticipated timing of including such costs in your amortization computation.

As presented in the table at the bottom of page 86 of the Form 10-K for the fiscal year ended December 31, 2008, unproved properties as of December 31, 2008 include only acquisition costs incurred in the following years:

2007           $ 1,897,800
2008              1,069,800
   $ 2,967,600

As indicated in comment 1 above, the Company will add the following disclosure in its third quarter Form 10-Q and 2009 Form 10-K.

United States Securities and
Exchange Commission
September 22, 2009

These costs consist of seismic costs that are being analyzed for potential drilling locations as well as land costs and are excluded from the amortization base at December 31, 2008.  It is anticipated that these costs will be added to the full cost amortization pool in the next two years as properties are evaluated, drilled or abandoned.

Closing Comments:

Response:  Management of the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law as of the United States.

We appreciate your review and comments.  In the event that further disclosure is required, please send further comments to me at FAX (307) 857-3050 with a copy to our SEC counsel, Steve Rounds at FAX (303) 377-0231.  Should you wish to discuss the proposed disclosures set forth above, prior to issuing further comments, please call Mr. Rounds at (303) 377-6997.

Sincerely,

/s/ Robert Scott Lorimer
Robert Scott Lorimer,
CFO/V.P. Finance